PD
6/6/13

SEC
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Section
MAY 31 2013
Washington DC
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6/7/13

[redacted]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67573

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/12 (MM/DD/YY) AND ENDING 03/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRIAGO Americas, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

499 PARK AVENUE - 20TH FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
WILLIAM BLANCHET (212) 593-4994
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CORNICK, GARBER & SANDLER, LLP
(Name – *if individual, state last, first, middle name*)

825 THIRD AVENUE (Address) NEW YORK (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PD
6/11/13

OATH OR AFFIRMATION

I, WILLIAM BLANCHET, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRIAGO, as of MARCH 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

[X] [o] Independent Auditors' Report on Internal Control Structure

[X] [p] Statement of Cash Flows

SUE A LEE
Notary Public - State of New York
NO. 01LE6275378
Qualified in Kings County
My Commission Expires 1/28/17

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL STRUCTURE AND
PROCEDURES PERFORMED WITH
RESPECT TO FORM SIPC-8

MARCH 31, 2013

Independent Auditors' Report

To the Directors
TRIAGO AMERICAS INC. (D/B/A TRIAGO)

Report on the Financial Statements

We have audited the accompanying balance sheet of TRIAGO AMERICAS INC. (D/B/A TRIAGO) (the "Company") as of March 31, 2013, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors' Report

To the Directors
TRIAGO AMERICAS INC. (D/B/A TRIAGO)

Page Two

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TRIAGO AMERICAS INC. (D/B/A TRIAGO) as at March 31, 2013 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Other Matter – Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Cornick Garber & Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
May 29, 2013

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

BALANCE SHEET

AS AT MARCH 31, 2013

ASSETS

Cash	$ 1,215,378
Accounts receivable	350,033
Due from affiliate	123,458
Prepaid expenses and other current assets	299,678
Property and equipment (net of $117,893 accumulated depreciation)	36,182
TOTAL	$ 2,024,729

LIABILITIES

Accounts payable and accrued expenses	$ 42,630
Due to parent company	489,442
Income taxes payable	20,100
Other Current Liabilities	4,834
Rent payable	62,658
Total liabilities	619,664

STOCKHOLDERS' EQUITY

Common stock - no par value, authorized 1,000 shares, issued 250 shares at stated value	1,100
Additional paid-in capital	2,582,251
Deficit	(1,178,286)
Total stockholders' equity	1,405,065
TOTAL	$ 2,024,729

The notes to financial statements are made a part hereof.

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in		Total Stockholders'
	Number	Amount	Capital	(Deficit)	Equity
Stockholders' Equity - April 1, 2012	250	$ 1,100	$ 2,582,251	$ (2,351,331)	$ 232,020
Net Income for the year ended March 31, 2013				1,173,045	1,173,045
Stockholders' Equity - March 31, 2013	250	$ 1,100	$ 2,582,251	$ (1,178,286)	$ 1,405,065

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED MARCH 31, 2013

Operating revenues:		
Commission and placement fee income		$ 4,766,831
Operating expenses:		
Salaries	$ 929,777	
Payroll taxes and employee benefits	172,520	
Commissions	991,979	
Management Fees	489,443	
Office supplies and expense	319,102	
Rent and real estate taxes	153,148	
Travel, meals and entertainment	63,300	
Business development	11,830	
Utilities and office maintenance	9,974	
Professional and consulting fees	366,070	
Insurance	20,221	
Depreciation	12,798	
Miscellaneous expenses	33,993	
		3,574,155
Income before other income and income taxes		1,192,676
Other income		1,169
Income before income taxes		1,193,845
Income taxes		20,800
NET INCOME		$ 1,173,045

The notes to financial statements are made a part hereof.

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2013

INCREASE (DECREASE) IN CASH	
Cash flows from operating activities:	
Net Income	**$ 1,173,045**
Adjustments to reconcile results of operations to net cash effect of operating activities:	
Depreciation	**12,798**
Deferred rent	**858**
Net change in asset and liability accounts:	
Accounts receivable	**(324,771)**
Due from affiliate	**(29,642)**
Due to parent company	**489,443**
Prepaid expenses and other current assets	**(275,709)**
Accounts payable and other current liabilities	**3,757**
Deferred revenue	**(40,000)**
Net cash provided by operating activities	**1,009,779**
Cash flows from investing activities:	
Purchases of property, furniture and equipment	**(1,428)**
NET INCREASE IN CASH	**1,008,351**
CASH - APRIL 1, 2012	**207,027**
CASH - MARCH 31, 2013	**$ 1,215,378**
Supplemental disclosures of cash paid for income taxes	**$ 3,702**

The notes to financial statements are made a part hereof.

TRIAGO AMERICAS INC.
(D/B/A TRIAGO)

NOTES TO FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Organization and Business

The Company, which is a 99% owned subsidiary of Triago Management Development S.A., ("Management") provides services which are intended to include providing assistance to clients in raising capital in the primary markets and in managing their positions in the secondary markets. Additionally, the Company provides certain strategic investment services. The Company does not and is not expected to carry or to clear transactions and/or carry customer accounts. The Company is licensed by FINRA as a broker dealer. As such, it is registered to do business in the state of New York and in various other states.

Use of Estimates and Subsequent Events

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The Company has considered subsequent events occurring through May 29, 2013, the date the financial statements became available for distribution, in evaluating estimates and in the preparation of its financial statements.

Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital as defined, equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2013, the Company had net capital of $595,714, which was $554,403 in excess of the net required minimum capital of $41,311. Under certain circumstances, withdrawals of capital may be restricted.

Rent Expense

For financial accounting purposes, the Company recognizes scheduled rent increases and the benefit of rent abatements over the term of the lease using the straight-line method.

(Continued)

NOTE A - Summary of Significant Accounting Policies (Continued)

Depreciation

Depreciation of property and equipment is computed on a straight-line basis.

Organization Costs

Costs incurred in the formation and in organizing the Company have been expensed for financial accounting purposes. For tax purposes, certain of these expenses are capitalized and are amortized over five years. These costs represent legal, regulatory registration costs, temporary office space and services, consulting fees and other expenses incurred in connection with the formation of the Company and the creation of its active trade or business.

Revenue Recognition

The Company records fee income and other revenues upon the closing of capital transactions, when its consultation services are rendered, when the fee is not contingent upon the performance of future services by the Company and when it is determined that there are no uncertainties concerning the collection of such fees.

Commission Expense

Commission expense on the Company's primary securities placements are payable upon the collection of the related fees at management's discretion based upon the Company's financial condition and other factors considered by management at that time. However, the Company makes provision in its financial statements for estimated future commission payments on outstanding receivables. Since commission payments are at management's discretion, the amounts of such future payments is subject to change and the change could be material.

(Continued)

NOTE B - Property and Equipment

Property and equipment at March 31, 2012 consist of the following:

		Estimated Useful Lives (Years)
Office furniture	$ 73,847	7
Telecom equipment	26,995	5
Computer equipment	42,954	5
Computer software	3,888	3
Leasehold improvements	6,391	3
Total	154,075	
Less accumulated depreciation	117,893	
Net	$ 36,182	

NOTE C - Commitments

Lease

The Company leases office space in New York City through February 29, 2020. The lease provides for periodic increases of minimum rent, plus escalation charges. The average annual rent under this lease is approximately $205,000.

At March 31, 2013, future minimum annual payments under this lease are due as follows:

Year ending March 31:

2014	204,267
2015	205,703
2016	221,529
2017	221,529
2018	221,529
Thereafter	424,597
Total	$1,499,154

(Continued)

NOTE D - Income Taxes

Income taxes on the statement of operations, which are comprised of minimum taxes, are summarized as follows:

New York State	$18,600
New York City	2,200
	$20,800

The federal income tax expense and state and local taxes based on income for 2012 were eliminated from the utilization of prior years' net operating loss carry forwards. At March 31, 2013, the Company has available remaining net operating loss carryforwards for federal, state and local tax purposes of approximately $1,300,000 which begin to expire in 2030.

At March 31, 2013, the company has a remaining valuation allowance of $640,000 at March 31, 2013, equal to the deferred tax assets resulting primarily from prior year net operating losses and organization costs. The valuation allowance was previously recorded due to the uncertainty of the Company being able to use these benefits to offset future taxable income. The Company will periodically evaluate the likelihood of realizing such assets and if its projected profitability continues at its current level, it will adjust such amount, accordingly. The Company's income tax returns have not been examined by the taxing authorities since the Company's inception.

NOTE E - Exemption from SEC Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 under subparagraph (K)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE F - Related Party Transactions

During the year ended March 31, 2013, $240,000 was charged to the Company by its parent company for administrative services and $991,979 for commissions relating to business referred by an affiliate who is another subsidiary of the parent company. In addition, the company was billed 375,000 Euros or $489,442 in management fees by its parent company for the fiscal year then ended.

(Continued)

NOTE G - Revenue Concentration and Accounts Receivable

For the year ended March 31, 2013, three customers accounted for approximately 74% of commission and placement fee revenues, the biggest of which represented 46% of the total. At March 31, 2013, two customers accounted for approximately 57% of the Company's accounts receivable.

Trade accounts receivable from customers are recorded at net realizable value. Based on the financial strength of the Company's customer at March 31, 2013, the Company has estimated that its receivables are fully collectible and that no allowance from uncollectible accounts was required at March 31, 2013.

NOTE H - Concentration of Credit Risk

The Company maintains cash balances at one financial institution in the United States and in a foreign country. The cash balances in the United States are covered by regular FDIC insurance up to $250,000. Approximately $1,159,000 exceeded the U.S. federally insured limits at March 31, 2013.

Cash balances in a foreign country are without such type of insurance coverage. At March 31, 2013, cash balance maintained in a foreign country totaled approximately $58,000.

NOTE I - Employee Benefit Plan

The Company has a safe harbor 401(K) plan for its eligible U.S. employees. Employees are eligible after a three month waiting period. Eligible employees may elect to contribute a percentage of their earnings up to a maximum contribution amount as prescribed by the Internal Revenue Service. Employee contributions are fully vested at the time of contribution. The Company makes matching contributions up to 4% of employee compensation. For the year ended March 31, 2013, the Company made matching contributions to the plan of approximately $19,000.

SUPPLEMENTARY SCHEDULES

SCHEDULE 1

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS AT MARCH 31, 2013

Net Capital:		
Total stockholders' equity before nonallowable assets		$ 1,405,065
Less: Accounts receivable	$ 350,033	
Due from affiliate	123,458	
Prepaid expenses	299,678	
Property and equipment - net	36,182	809,351
Net capital		595,714
Minimum net capital required		41,311
Excess net capital		$ 554,403
Capital Ratio:		
Aggregate indebtedness to net capital		1.04

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of March 31, 2013)

Net capital as reported in Company's Part IIA (unaudited) FOCUS Report	$ 560,472
Adjustment to offset amounts due to affiliate	35,242
Balance - March 31, 2013	$ 595,714

SCHEDULE 2

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934

AS AT MARCH 31, 2013

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph (k)(2)(i) because it does not hold funds or securities for, or owe money or securities to, its customers.

To the Directors
TRIAGO AMERICAS INC. (D/B/A TRIAGO)

In planning and performing our audit of the financial statements and supplemental schedule of Triago Americas Inc. (the "Company") as of and for the year ended March 31, 2013, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure..

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

To the Directors
TRIAGO AMERICAS INC. (D/B/A TRIAGO)

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraph and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, as discussed below, we have identified the following material inadequacies as defined by Rule 17a-5(g)(3) in the Company's practices and procedures, as described in the second paragraph of this report.

Effective January 1, 2012, according to FINRA Rule 4360 "Fidelity Bonds", all members must maintain minimum fidelity bond coverage of the greater of 120% of member's required net capital or $100,000. The Company was not in compliance from April 1, 2012 to April 30, 2012 but subsequently increased the coverage from the previous statutory minimum of $25,000 to the statutory minimum of $100,000.

According to FINRA Rule 3310 "Anti-Money Laundering Compliance Program", all members must provide for annual independent testing of its Anti-Money Laundering Program. No independent testing has been performed since 2009 through this date.

This report is intended solely for the information and use of management, the Board of Directors, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
May 29, 2013

Cornick, Garber & Sandler, LLP
825 Third Avenue, New York, NY 10022-9524 T 212.557.3900 F 212.557.3936
50 Charles Lindbergh Blvd., Uniondale, NY 11553-3600 T 516.542.9030 F 516.542.9035
cgscpa.com

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Directors
TRIAGO AMERICAS INC. (D/B/A TRIAGO)

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-8)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2012 to March 31, 2013, which were agreed to by Triago Americas Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified partners in evaluating Triago Americas Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-8). Triago Americas Inc.'s management is responsible for the Triago Americas Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-8 with respective cash disbursement records entries noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 from April 1, 2012 to March 31, 2013 with the amounts reported in Form SIPC-8 from April 1, 2012 to March 31, 2013 noting no differences;

3. Compared any adjustments reported in Form SIPC-8 with supporting schedules and working papers relating to additions to and deductions from revenues noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-8 and in the related schedules and working papers referenced above supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Directors
TRIAGO AMERICAS INC. (D/B/A TRIAGO)

This report is intended solely for the information and use of the management of Triago Americas Inc. and specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Cornick, Garber + Sandler, LLP
CERTIFIED PUBLIC ACCOUNTANTS

New York, New York
May 29, 2013

TRIAGO AMERICAS INC. (D/B/A TRIAGO)

SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENTS (FORM SIPC-8)

FOR THE YEAR ENDED MARCH 31, 2013

Form SIPC-8 General assessment for the year	$	11,920
Less payment made with interim SIPC-7		2,250
Amount due with SIPC-8 - paid in May 2013	$	9,670

SIPC Collection Agent: Securities and Protection Corporation